UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024
Commission File Number: 001-41891

Vast Renewables Limited
(Translation of registrant’s name into English)

Suite 7.02, 124 Walker Street,
North Sydney NSW 2060,
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 6, 2024, Vast Renewables Limited (the “Company”) announced its 2024 annual general meeting of shareholders and made available to its shareholders certain materials in connection with such meeting. Such materials are attached as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K and are incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Annual General Meeting and Explanatory Memorandum
99.2	Proxy Form
99.3	ASIC Financial Statements as of and for the twelve months ended June 30, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-41891) furnished on October 28, 2024)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vast Renewables Limited
Date: November 8, 2024

By: /s/ Marshall D. Smith
Name: Marshall D. Smith
Title: Chief Financial Officer